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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 FINAL AMENDMENT
                                       TO
                                 SCHEDULE 13E-4
           ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)

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                                USF&G CORPORATION
                                (Name of Issuer)

                                USF&G CORPORATION
                          THE ST. PAUL COMPANIES, INC.
                      (Name of Person(s) Filing Statement)

                             ZERO COUPON CONVERTIBLE
                           SUBORDINATED NOTES DUE 2009
                              OF USF&G CORPORATION
                         (Title of Class of Securities)

                                   903290-AD6
                      (CUSIP Number of Class of Securities)

                                 JOHN F. HOFFEN
                               CORPORATE SECRETARY
                                USF&G CORPORATION
                               6225 CENTENNIAL WAY
                            BALTIMORE, MARYLAND 21209
                                 (410) 547-3000
            (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                   Copies to:

             BRUCE A. BACKBERG                           JOSEPH B. FRUMKIN
SENIOR VICE PRESIDENT AND CHIEF LEGAL COUNSEL           SULLIVAN & CROMWELL
        THE ST. PAUL COMPANIES, INC.                      125 BROAD STREET
           385 WASHINGTON STREET                     NEW YORK, NEW YORK 10004
         ST. PAUL, MINNESOTA 55102                        (212) 558-4000
               (612) 310-7911


                                  MAY 15, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)















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                                  INTRODUCTION
                                  ------------

         This Final Amendment to Rule 13e-4 Issuer Tender Offer Statement on
Schedule 13E-4, filed with the Securities and Exchange Commission on May 15, 1998, is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder, to report the results of the change of control offer (the "Offer") by USF&G Corporation, a Maryland corporation ("USF&G") and a wholly owned subsidiary of The St. Paul Companies, Inc., a Minnesota corporation ("St. Paul"), to purchase for cash, on the terms and subject to the conditions set forth in the Change of Control Notice and Offer to Purchase dated May 15, 1998, (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), any and all of the outstanding Zero Coupon Convertible Subordinated Notes due 2009 of USF&G (the "Notes"). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed as exhibits (a)(1) and (a)(2) to the Rule 13e-4 Issuer Tender Offer Statement on Schedule 13E-4 on May 15, 1998. The Offer commenced on May 15, 1998 and ended at 5:00 p.m., New York City time on June 15, 1998.

         None of the holders of Notes tendered their Notes.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        USF&G CORPORATION


                                        By: /s/ John F. Hoffen, Jr.
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                                        Name:  John F. Hoffen, Jr.
                                        Title: Corporate Secretary


                                        THE ST. PAUL COMPANIES, INC.


                                        By: /s/ Bruce A. Backberg
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                                        Name:  Bruce A. Backberg
                                        Title: Senior Vice President and
                                               Chief Legal Counsel


Dated: June 16, 1998